Exhibit (a)(1)(I)

FORM OF CONFIRMATION LETTER TO ELIGIBLE HOLDERS
NOT PARTICIPATING IN THE EXCHANGE OFFER

Date:

To:

From:	Cidara Therapeutics, Inc.

Re:	Confirmation of Your Rejection of Exchange Offer

We confirm with this letter that we have either not received an Election Form indicating your participation in the Exchange Offer, or we accepted your Election Form indicating that you have rejected the Exchange Offer (i.e., you will retain all of your Eligible Options as is, with their current terms and conditions). No further action is needed.

If you have any questions, please send an email to Options@Cidara.com or call Allison Lewis at (858) 249-7391.

Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offer to Exchange Eligible Options for New Options, dated November 20, 2019 (the “Exchange Offer”).